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                          March 31, 2021

       Carl Firth, Ph.D.
       Chief Executive Officer
       ASLAN Pharmaceuticals Ltd
       83 Clemenceau Avenue #12-03 UE Square
       Singapore 239920

                                                        Re: ASLAN
Pharmaceuticals Ltd
                                                            Registration
Statement on Form F-3
                                                            Filed March 26,
2021
                                                            File No. 333-254768

       Dear Dr. Firth:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Chris
Edwards at 202-580-6761 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              J. Patrick Loofbourrow